Exhibit 99-1
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 [GRAPHICS OMITTED]             KOOR INDUSTRIES HAS INITIATED A PROCESS TO ISSUE
Koor Industries Ltd.            DEBENTURES THROUGH PRIVATE PLACEMENT


Tel Aviv, Israel - May 6, 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor", "Company"), a leading Israeli holding company, announces that it has initiated a process to raise approximately NIS 300 million in a private offering of investment grade debentures (the "Offering") to institutional investors in Israel. The debentures have been rated A+/Stable by Maalot - The Israel Securities Rating Company Ltd. ("Maalot"), a Standard & Poor's affiliation. If the Offering is completed, the terms of the debentures will be identical to the terms of the Series H debentures offered by the Company to the public in Israel pursuant to the prospectus dated August 13, 2006. The debentures to be offered have not been, and will not be, registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

There is no assurance that the Offering will be completed. The consummation of the Offering and its terms are subject to market conditions and to the approval of the Tel Aviv Stock Exchange for the listing of the debentures.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                                        IR CONTACTS
Oren Hillinger, Finance Director                       Ehud Helft / Kenny Green
Koor Industries Ltd.                                   GK Investor Relations
Tel: 972 3 607-5111                                    Tel: 1 866 704-6710
Fax: 972 3 607-5110                                    Fax: 972 3 607-4711
oren.hillinger@koor.com                                info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.